UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: April 13, 2015

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑         Form 40- F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐         No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐         No ☑

Item 1 — Information Contained in this Form 6-K Report

Form of Third Amended and Restated Agreement of Limited Partnership

In connection with our proposed issuance of Series B Cumulative Redeemable Preferred Units, Teekay Offshore Partners L.P. (“we” or the “Partnership”) intends to amend and restate our current Second Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P., in substantially the form attached as Exhibit 4.1 to this Report.

Petrojarl Knarr FPSO Acquisition

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited (BG) to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by a newbuilding FPSO unit, the Petrojarl Knarr (or Knarr), which arrived in Norway in mid-September 2014 following delivery from the shipyard. In December 2014, the Board of Directors of our general partner approved our acquisition of the Knarr FPSO unit from Teekay Corporation, and on April 6, 2015, we entered into an agreement (the “Knarr Acquisition Agreement”) with Teekay Corporation to acquire the entities that own and operate the FPSO unit. The purchase price, which is based on a fully built-up cost for the Knarr of approximately $1.25 billion, is expected to be financed through the assumption of an existing $815 million long-term debt facility and the balance through a combination of cash and short-term vendor financing from Teekay Corporation. In March 2015, the Knarr achieved first oil under its charter contract with BG. We expect to complete the acquisition of the Knarr during the second quarter of 2015. Closing of the acquisition is subject to the unit completing certain operational tests and commencing its charter contract at full rate, and other customary closing conditions.

Pursuant to the contract with BG, we will be responsible for the daily operation and maintenance of the Knarr, including, among other things, providing supplies and personnel for the unit and complying with environmental and other laws related to the Knarr’s operations.

The daily base rate under the Knarr charter contract is fixed for a six-year term. BG has the option to extend the term at 12-month intervals for a maximum period of 20 years. In the event BG does not elect to extend the charter contract for an additional four years following the initial term, it must pay a specified option fee. BG may terminate the charter contract prior to the commencement of operations at any time, subject to reimbursement of all costs associated with such termination. In addition, BG may terminate the charter contract after operations have commenced upon six months, advance notice, subject to payment of a specified termination fee for any such termination during the initial six-year period, or as a result of, among other things, an unremedied material breach by us under the charter contract.

The Knarr Acquisition Agreement is filed as Exhibit 1.1 to this Report.

Item 6 — Exhibits

The following exhibits are filed as part of this Report:

1.1	Purchase Agreement for Knarr L.L.C. and Teekay Knarr AS, between Teekay Corporation and Teekay Offshore Partners L.P., dated April 6, 2015

4.1	Form of Third Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-178620) FILED WITH THE SEC ON DECEMBER 19, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-183225) FILED WITH THE SEC ON AUGUST 10, 2012

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188393) FILED WITH THE SEC ON MAY 7, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188543) FILED WITH THE SEC ON MAY 10, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-193301) FILED WITH THE SEC ON JANUARY 10, 2014

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-196098) FILED WITH THE SEC ON MAY 20, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-197053) FILED WITH THE SEC ON JUNE 26, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore GP L.L.C., its general partner

Date: April 13, 2015	By:	/s/ Peter Evensen

Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)